Via Facsimile and U.S. Mail

October 19, 2010

David Ian Bell
General Counsel
Grifols, Inc.
2410 Lillyvale Ave.
Los Angeles, CA 90032-3514

      Re: Grifols, SA
               Amendment No. 1 to Registration Statement on Form F-4
               Filed October 4, 2010
               File No. 333-168701

Dear Mr. Bell:

We have reviewed your amended registration statement and your letter dated October 4, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with additional information so we may better understand your amendment.

Please respond to this letter by, where applicable, further amending your registration statement or providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe a further amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Conditions to Complete the Transactions, page 10</u>

1. We note your response to our prior comment 5, which indicates that all conditions are subject to waiver to the extent permitted by law. Please further clarify which conditions may not legally be waived. For example, to the extent you believe any of the following conditions may be waived, please provide us with the legal basis for your conclusion:

   - The adoption of the merger agreement by the holders of a majority of the outstanding shares of Talecris common stock;

   - The approval by the Grifols shareholders of matters relating to the Talecris-Grifols merger requiring the approval of Grifols shareholders;

- The absence of any restraining order preliminary injunction or permanent injunction or other judgement or order that prohibits or prevents the completion of the merger;

- The absence of any law that prohibits or makes illegal the consummation of any of the transactions contemplated by the merger agreement;

- The expiration of the applicable waiting periods under the HSR Act and the German Antitrust Act;

- The receipt of applicable approvals and authorizations under the Spanish Competition Law;

- The effectiveness of the F-4 registration statement and the absence of a stop order;

- The approval and registration of a prospectus relating to the Grifols non-voting shares; and

- The valid issuance of the Grifols non-voting shares.

Similarly revise the risk factor titled, "Grifols or Talecris may waive one or more of the conditions to the transaction without resoliciting stockholder approval of the transaction" on page 47 of your amended registration statement.

Unaudited Pro Forma Condensed Combined Financial Information

2. Talecris Reconciliation to IFRS in Euros

Adjustments for IFRS

(b) Inventory Impairment Recoveries, page 31

2. We acknowledge your response to our prior comment 6 with regards to note (b) and the revisions made to your pro forma statements. Disclosures in note (b) states the IFRS adjustment resulted in "a decrease in reserves of $4.082 million at June 30, 2010." The "inventory recovery (b)" column of the related Balance Sheet on page 28 shows the adjustment to reserves of $4.005. Please revise your disclosures such that these amounts agree or further advise us about why the amounts do not agree.

(c) Capitalized Research and Development Costs, page 31

3. Disclosures in note (c) states the increase to reserves at June 30, 2010 is $48.396 million. The "capitalize R&D cost (c)" column of the related Balance Sheet and Statement of Income Data at page 28 shows the adjustment as $39,739. As with the previous comment, please revise your disclosures such that these amounts agree or further advise us about why the amounts do not agree.

3. Pro forma Adjustments, page 33

4. Your response to our prior comment 7 indicates that the First and Second Lien Term loan termination fees and dividends related to the Series A and B preferred stock are directly related to the merger transaction and therefore are not included in the pro forma income statements. It appears that the termination fees and dividends on the preferred stock relate to the Talecris IPO that occurred in September 2009 and should be presented in your pro forma statements as pro forma adjustment to Talecris historical financial statements. Please consider presenting the adjustment (g) in a separate column to arrive at historical Talecris pro forma in order to illustrate the isolated and objectively measurable effects of the IPO transaction before giving effect to the merger transaction pro forma adjustments.

The Transaction

Background of the Transaction, page 102

5. Please identify the individuals present at the meeting held on February 11, 2010 representing Grifols and Talecris.

Talecris' Reasons for the Transaction; Recommendation of the Talecris Board of Directors, page 107

6. We note your response to our prior comment 45 and your additional disclosure on page 129. Please clarify whether Grifols provided its expected cost savings resulting from complementary savings, facilities and practices, product portfolio, etc. If the cost savings was provided on a more specific basis, please provide this additional information. If the information was prepared by Grifols and provided in the aggregate, please specifically state this is the case. To the extent that Grifols estimates were based on projections Talecris provided to Grifols, these projections should be disclosed and the disclosure should clarify that Grifols used the projections to estimate the synergies.

7. We note your response to comment 46. Since the Board did not estimate a trading discount, please revise your disclosure to clarify that the Talecris directors believed

the premium would be substantial even if the non-voting shares were to trade at a significant discount, rather than stating that the premium would be substantial.

Opinion of Citigroup Global Markets, Inc., page 112

8. We note your response to our prior comment 49. We continue to believe that this disclosure should be expanded to clarify that this transaction qualifies as a re-organization and that it is fully taxable to shareholders.

Talecris Financial Analyses, page 115

9. We note your response to our prior comment 56. Please expand your disclosure to disclose the mean and the range of multiples generated by the comparable companies.

10. We note your response to our prior comment 57. In your selected precedent transactions analysis, please indicate more specifically the month and year each of these transactions occurred. Additionally, tell us where you have discussed the criteria used to select the comparable transactions. Please provide this information for both the transactions used in the Talecris Financial Analyses and those used in the Grifols Financial Analyses.

The Merger Agreement

Representations and Warranties, page 140

11. We note your response to our prior comment 68. Please cite to specific examples of how you believe any of the representations and warranties included in the merger agreement are qualified by public disclosure made by either of the parties. If you cannot provide such an example, you should consider deleting this language.

The Voting Agreements

The Grifols Voting Agreements, page 169

12. Please duplicate the information concerning shareholders who are parties to voting agreements included on page A-C26 of Annex C in this discussion.

Security Ownership of Certain Beneficial Owners and Management of Grifols, page 234

13. We note your responses to our prior comments 80 and 81. Please further amend your disclosure to indicate that all ordinary shares held by Deria S.A., Scranton Enterprises B.V. and Thorthol Holdings B.V. are voted in accordance with the recommendation of your Board of Directors.

Notes to the Consolidated Financial Statements

(7) Goodwill

Impairment testing, page F-41

14. Your response to our prior comment 86 indicates that for internal management purposes, impairment testing is monitored at each cash-generating unit based on operating segment and geographical basis and lists out each of your CGU's. Please revise your disclosure to clarify that these units represent the lowest level at which goodwill is monitored for internal management purposes as you have done so in your response.

(8) Other Intangible Assets

Impairment testing, page F-42

15. Your response to our prior comment 87 clarifies the fact that you use post-tax rates in your cash flow projections when performing impairment testing and discusses your basis for using the post tax rate when IAS 36.55 states that pre-tax rates must be used. We are still in process of reviewing your response to this comment and may have additional comments.

 (15) Equity

(c) Reserves, page F-66

16. We acknowledge your response to our prior comment 88. With regards to reserves, please disclose, consistent with your response, that the reserves column in the statement of changes in consolidated equity includes both legal reserves and other reserves. Also disclose the deduction limitations for other reserves in addition to your legal reserve limitations.

17. With regards to your response to our prior comment 88, disclosures in note 15 on page F-66 represents "details of consolidated equity and changes that are shown in the consolidated statement of changes in equity." Please revise your disclosure to indicate, where applicable, the information that relates solely to Grifols, S.A. as an individual company and why this information is relevant aside from the consolidated information. In this regard, revise your disclosure, consistent with your response that certain information in note 15(e) corresponds to Grifols, S.A. as an individual company and therefore will not correspond to statement of changes in consolidated equity.

Talecris Biotherapeutics Holdings Corp.

Notes to the Financial Statements

Note 26. Condensed Consolidating Financial Information, page F-178

18. Your response to our prior comment 90 indicates that the parent's operating cash flow for the year ended December 31, 2009 and six months ending June 30, 2009 should include the merger termination fee of $75.0 million and the management fee payable to Cerberus and Ampersand. You have revised your condensed consolidating statement of cash flows on page F-183 to show $43.028 million of parent company operating cash flows. From your disclosure on page F-165, it appears your management fee to Cerberus was approximately $5.715 million in 2009. Tell us how you arrived at your operating cash flows for the parent company for the year ending December 31, 2009 and six months ending June 30, 2009 when the net of the above two transactions would be $69.285 million and provide us with a detailed explanation of other revisions made to these condensed consolidating statements in your first amendment filed October 4, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement

as confirmation of the fact that those requesting acceleration are aware of their respective
responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as
they relate to the proposed public offering of the securities specified in the above registration
statement. Please allow adequate time for us to review any amendment prior to the requested
effective date of the registration statement.

You may contact Christine Allen at (202) 551-13652 or Melissa Rocha at (202) 551-
13854 if you have questions regarding comments on the financial statements and related
matters. Please contact Scot Foley at (202) 551-13383 or Suzanne Hayes at (202) 551-3675
with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Julie M. Allen, Esq.
        Peter Samuels, Esq.
        Charley Lozada, Esq.
        Proskauer Rose LLP
        1585 Broadway
        New York, NY 10036